SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of June 26, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






Press enquiries:
Charles Cook / Zoe Sanders tel: + 44 (0)20 7861 3232; email:
ccook@bell-pottinger.co.uk / zsanders@bell-pottinger.co.uk

Investor and Analyst enquiries:
Salim Alam tel: +44 (0)20 7306 1324; email: salim.alam@telent.com telent plc
                              Posting of Documents

London - 26 June 2006: Further to the announcement on 20 June 2006 that the Board of Holmar was proceeding with the Acquisition, telent (LSE: TLNT) announces that the Scheme Document is being posted to telent Shareholders today. A circular setting out details of the Warrant Proposal the ("Warrantholder Circular") is also being posted to Warrantholders today.

Copies of the Scheme Document and the Warrantholder Circular are available for inspection during normal business hours on Monday to Friday of each week (public holidays excepted) up to and including the Effective Date at the office of Slaughter and May, One Bunhill Row, London EC1Y 8YY and, in the case of the Scheme Document, at the registered office of telent being New Century Park, Coventry CV3 1HJ. Copies of the Scheme Document and the Warrantholder Circular have also been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The Scheme Document includes full details of the Scheme, together with notices of the Court Meeting and the Extraordinary General Meeting and the expected timetable for the implementation of the Scheme. The Warrantholder Circular includes full details of the Warrant Proposal, together with a notice of the Warrantholders Meeting and the expected timetable of events.

The Scheme Document and the Warrantholder Circular are also available on the Company's website www.telent.com.

Terms defined in the announcement of the recommended cash acquisition by Holmar of telent dated 20 June 2006 have the same meaning in this announcement.

The directors of telent accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Investment Group and Holmar and no one else in connection with the Acquisition and the Warrant Proposal and will not be responsible to anyone other than Fortress Investment Group and Holmar for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Acquisition or the Warrant Proposal.

Morgan Stanley and Lazard are acting for telent and no one else in connection with the Acquisition and the Warrant Proposal and will not be responsible to anyone other than telent for providing the protections afforded to the respective clients of Morgan Stanley or Lazard nor for providing advice in relation to the Acquisition or the Warrant Proposal.

JPMorgan Cazenove is acting for telent and no one else in connection with the Acquisition and will not be responsible to anyone other than telent for providing the protections afforded to the clients of JPMorgan Cazenove nor for providing advice in relation to the Acquisition.

ENDS/..

Notes to editors:

About telent plc:
telent plc supplies a broad range of communications support services to telecommunications operators, as well as to large enterprises and government agencies in the UK and Germany, leveraging its accumulated knowledge of customers' networks, its expert field force, its scale and reputation for quality.

Comprising the UK and German services businesses which were retained by the Company after the sale of its telecommunications equipment and international services businesses to Ericsson, the Company was renamed telent on 24 January 2006.

The company is listed on the London Stock Exchange under the symbol TLNT. Additional information about telent plc can be found at www.telent.com. Copyright (c) telent plc 2006. All rights reserved. All brands and product names and logos are trademarks of their respective holders.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 26 June 2006